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                                                                     Exhibit 1





                                 July 22, 1994




Washington Mutual Savings Bank
1201 Third Avenue
Seattle, Washington  98101

Attention:  Mr. Craig E. Tall

Ladies and Gentlemen:

     The undersigned director ("Director") and the undersigned ("Shareholder") have been advised that you require from Director and Shareholder certain assurances and representations in connections with an Agreement of Merger dated on or about July 22, 1994 (the "Merger Agreement") to be entered into among Washington Mutual Savings Bank ("WMSB"), Washington Mutual Federal Savings Bank, Olympus Capital Corporation ("Olympus") and Olympus Bank, a Federal Savings Bank, under which Olympus will be merged with and into WMSB (the "Merger"). As a holder of common stock, par value $1.00 per share, of Olympus, Shareholder will be entitled to receive shares of WMSB, par value $1.00 per share (the "Merger Stock"), to be issued in connection with the Merger. Shareholder has been advised that WMSB intends to treat the Merger as a pooling of interests for accounting purposes and that Shareholder may be deemed (but does not hereby concede that Shareholder is) an "affiliate" of Olympus within the meaning of SEC Accounting Series Release No. 130, as amended by Release 135 ("ASR 135").

     1. (a) Shareholder agrees that if it is necessary to preserve pooling-of-interests accounting treatment for the Merger, Shareholder will not, and will not enter into any agreement to, sell, assign, transfer or otherwise dispose of (i) any shares of Olympus common stock owned by Shareholder during the 30 days preceding the effective date of the Merger (the "Effective Date") or (ii) any of the Merger Stock received by Shareholder until such time as consolidated financial results covering at least 30 days of post-Merger combined operations of WMSB and Olympus have been published by WMSB in accordance with ASR 135 and other applicable accounting rules, provided that WMSB shall use all reasonable efforts to publish such financial statements



















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twenty (20) days after the first full calendar month deemed by Deloitte &
Touche to satisfy the requirement of ASR 135 with respect to the time period required for post-Merger financial results following the Effective Date if such month is not the last month of the calendar quarter and 45 days after such month if it is the last month of the calendar quarter.

          (b)  Shareholder shall be relieved of the obligation pursuant to
Section 3 to deliver shares if and only if: (i) at least 35 days prior to the scheduled Effective Time (the "Deposit Date") all the Olympus common stock owned by Shareholder (the "Pledged Stock") is placed in a margin account (the "Margin Account") containing no other securities, (ii) on the Deposit Date the outstanding margin loan amount secured by the Pledged Stock shall not equal more than 40% of the market value of the Pledged Stock on the Deposit Date,
(iii) the margin loan amount shall not be increased after the Deposit Date and Shareholder will not, and will not enter into any agreement to, sell, assign, transfer or otherwise dispose of any of the Pledged Stock until after the publication of post-Merger financial results described in Section 1(a), and
(iv) the broker with whom the Margin Account has been established shall deliver to WMSB a letter confirming that none of the Pledged Stock shall be subject to sale or margin call unless the margin loan amount exceeds 60% of the market value of the Pledged Stock and that in no event will any of the Pledged Stock be sold until after the stockholder and WMSB shall have been given notice and two business days within which to repay the margin loan from other sources. If WMSB advances any amounts to such broker to prevent a margin call, such amount shall be deemed an unsecured demand loan to Shareholder. Such loan shall accrue interest at a variable per annum rate equal to 2% plus the prime rate (as published in the Wall Street Journal) and Shareholder shall be liable to WMSB for all collection costs including attorneys fees.

     2. Shareholder further agrees to vote all Olympus shares owned by Shareholder to approve and adopt the Merger at any Olympus shareholders' meeting, one of the purposes of which is to vote on the Merger.

     3. Unless Shareholder complies with the provisions of Section 1(b), Shareholder further agrees that all certificates of Olympus common stock owned by Shareholder will be delivered to Olympus at least 30 days before the



























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Effective Date and that all certificates of Merger Stock received by
Shareholder in exchange for the common stock of Olympus held by Shareholder as a result of the Merger, may bear a restrictive legend (to preclude the transfer of the shares represented thereby in contravention of the Merger Agreement or this letter) and that WMSB's transfer agent may be given appropriate instructions to prohibit the transfer of the Merger Stock if such transfer would contravene this letter.

     4. Shareholder further agrees that until the Merger Agreement is terminated, Shareholder will not sell or transfer any shares of Olympus common stock except (a) in open market transactions or (b) in privately negotiated transactions in which the person represented to Shareholder to be the ultimate beneficial owner will acquire fewer than 30,000 shares, provided that any such sale or transfer may be made only if it complies with Section 1 hereof for so long as Section 1 is applicable.

     5. If Director owns or acquires any common stock of Olympus prior to the date post-Merger financial results described in Section 1(a) have been published, then Director shall be subject to the same restrictions as Shareholder with regard to Olympus stock. It is expressly understood and acknowledged by the parties hereto that nothing contained herein is intended to restrict Director from voting on any matter, or otherwise from acting, in Director's capacity as a director or officer of Olympus (as opposed to Director's capacity as a shareholder in which capacity my actions are restricted by this letter) with respect to any matters, including but not limited to, the general management or over-all operation of Olympus, or any other exercise of Director's fiduciary responsibilities.

     6. If the Merger Agreement is terminated, Shareholder and Director will have no further obligations under this letter after the date of such termination. If WMSB makes the election under Section 1(c)(iii) of the Merger Agreement to pay a portion of the Merger Consideration in
































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cash, then Sections 1 and 3 of this letter shall no longer be applicable but the other sections of this letter shall remain applicable.

                                   Very truly yours,

                                   CENTURY PARTNERS



                                   By:/s/ Richard Hokin
                                      Its Managing Partner

                                    /s/ Richard Hokin
                                      Richard N. Hokin




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